UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-6506

CUSIP NUMBER: 654892108

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nobility Homes, Inc.
Full Name of Registrant:

Not applicable.
Former Name if Applicable:

3741 SW 7th Street
Address of Principal Executive Office (Street and Number):

Ocala, Florida 32674
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
	(b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date,; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Registrant was unable to obtain the correct information for the financial statements for its investment in two manufactured home communities in a timely fashion and, therefore, has been unable to complete its financial statements and Management’s Discussion and Analysis of Results of Operations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Lynn J. Cramer	(352)	732-5157
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report significant changes in results of operations for the quarter ended January 31, 2009 compared to the same period of the prior year due primarily to an industry-wide decline in shipments of manufactured homes in Florida. Total net sales in the first quarter of 2009 were approximately $3.5 million compared to $8.1 million in the first quarter of 2008. Net income in the first quarter of 2009 was approximately $(0.1) million compared to approximately $0.6 million in the first quarter of 2008. Sales and operations for the first quarter of 2009 were adversely impacted by our country’s severe economic uncertainty and the reduced manufactured housing shipments in Florida, plus the overall decline in Florida and the nation’s housing market. Industry shipments in Florida for the period of November 2008 through January 2009 were down approximately 52% from the same period last year.

Nobility Homes, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2009	By:	/s/ Lynn J. Cramer
Lynn J. Cramer Treasurer and Principal Accounting Officer